U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC File Number 005-83550
    CUSIP Number 09858 L 107

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I - Registrant Information
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Full Name of Registrant: BOOMJ, INC.

Former Name if Applicable: Reel Estate Services, Inc.

Address of Principal Executive Office (Street and Number)

9029 South Pecos, Suite 2800

City, State and Zip Code

Henderson, NV 89074

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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Boomj, Inc. (the “Company”) effected a reverse triangular merger with Boom.com, Inc. on December 28, 2007. The merger has been treated as a recapitalization of Boom.com, Inc., which requires the Company to include the financial statements of Boom.com, Inc. in the Form 10-K. Since Boom.com, Inc. was not previously a public company, the preparation of the financial statements of Boom.com, Inc. for the year ended December 31,2007 could not be completed in time to be included in the Form 10-K..
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Part IV - Other Information
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(1)	Name and telephone number of person to contact in regard to this notification

Mark V. Noffke	(702)	481.1990
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).    ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At the time of the filing of the last annual report filed by the Company (at which time its name was Reel Estate Services, Inc.), the Company was a shell company with no revenues and virtually no assets and liabilities. The financial statements of the Company will now reflect the operations of the ongoing Company Boom.com, Inc.

BOOMJ, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

March 31, 2008	By:	/s/ Mark V. Noffke
Mark V. Noffke
Principal Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).